VIA EDGAR	July 11, 2014

Kristina Aberg
Beth Frohlichstein
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	IBV, Inc.
Amendment #3 Registration Statement on Form S-11
Filed July 2, 2014
File No. 333-193077

Our Portfolio, page 27
1. We have reviewed your response to comment 2 of our letter dated May 21, 2014. We note your disclosure that you intend to acquire your initial properties from your CEO, but that you have not yet identified those properties that will be acquired. We further note your statement on page 9 that while you intend to invest primarily in single-family and multi-family properties, you may also invest in other residential, commercial, and new development properties. Please briefly discuss the types of properties that comprise your CEO’s portfolio, including, for example, whether they are single-family, multi-family, commercial, or development properties. Please also disclose if there is any geographic concentration of the properties in your CEO’s portfolio and whether any are located outside the United States.

Revised to include the following sentence; “The homes currently owned by our CEO are all single family homes in residential neighborhoods. The homes are located in Indiana.”

Item 27: Financial Statements and Information, page 40
2. We reissue comment 1 from our prior comment letter dated May 21, 2014. Please be advised that your complete financial statements beginning on page F-1 should be included as part of your prospectus and should appear prior to the Part II information beginning on page 43. Alternatively, please confirm for us that you will include all Part II information and the financial statements as part of the prospectus to be distributed to investors.

This is to confirm that we will include all of Part II information and the financial statements as part of the prospectus to be distributed to investors.

Exhibit 23.1
3. It does not appear that the periods covered by your independent auditors’ consent match the periods covered by the related independent auditors’ report. Please have your auditors revise their consent so that the periods covered match the audited periods.

The previous Exhibit 23.1 was a typographical error and the attached Exhibit 23.1 has been corrected to fix the typographical error.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, IBV, Inc.

By:	/s/ Paul Howarth
Name:	Paul Howarth
Title:	CEO/President